CODE OF CONDUCT OF TRANSAKT LTD.

(Code of Ethics Excerpt)

TransAKT Ltd. (the "Corporation") will adhere to high ethical standards in all of its business activities and all of the Corporation's directors, officers, employees and consultants are expected to maintain these standards. The Corporation's directors, officers, employees and consultants are expected to strive to deal fairly with the Corporation's security holders, customers, suppliers and competitors.

The Corporation and its directors, officers, employees and consultants shall comply with all laws and regulations applicable to the Corporation's activities. Directors, officers, employees and consultants must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of laws governing the affairs of the Corporation in any jurisdiction where it carries on business.

In view of the ever-increasing complexity of the law affecting business activity, whenever a director, officer, employee or consultant is in doubt about the application or interpretation of any legal requirement, the director, officer, employee or consultant should seek the advice of the President and Chief Executive Officer of the Corporation or, if that is not considered satisfactory, the Corporation's legal counsel.

1.	No business operation should be considered effective or complete without proper attention to safety, health and the environment.

2.

The Corporation believes that its directors, officers, employees and consultants are a valuable asset to be treated fairly without discrimination by reason of race, national or ethnic origin, color, religion, age, sex, sexual orientation, marital status or physical handicap.

3.	Directors, officers, employees and consultants shall not use their status with the Corporation to obtain personal gain from those doing or seeking to do business with the Corporation.

4.

Directors, officers, employees and consultants shall not furnish, on behalf of the Corporation, expensive gifts or provide excessive benefits to other persons. At times, the Corporation's suppliers may offer gifts, including entertainment. While gifts of cash are never acceptable, you may accept nominal gifts on behalf of the Corporation. If in doubt, consult a senior officer of the Corporation for advice in this regard or if you are an officer or director, consult the Chairman of the Corporation.

5.

The direct or indirect use of the Corporation's funds, goods or services as contributions to political parties, campaigns or candidates for election to any level of government requires approval of a senior executive officer of the Corporation.

6.

All dealings between directors, officers, employees and consultants of the Corporation and public officials are to be conducted in a manner that will not, and will not appear to, compromise the integrity or impugn the reputation of any public official or the Corporation.

7.

Directors, officers, employees and consultants who become involved in a situation in which their personal interests conflict or might conflict with their duties to the Corporation must immediately report the situation to their manager or a senior executive officer or, in the case of officers or directors, to the Chairman of the Corporation.

8.

Directors, officers, employees and consultants have an obligation to promote the best interests of the Corporation at all times. They should avoid any action which may involve a conflict of interest with the Corporation.

9.	Where conflicts of interest arise, directors, officers, employees and consultants must provide full disclosure of the circumstances and not be involved in any related decision making process.

10.

Directors, officers, employees and consultants should also avoid apparent conflicts of interest, which occur where a reasonable observer might assume there is a conflict of interest and, therefore, a loss of objectivity in their dealings on behalf of the Corporation.

11.

All directors, officers, employees and consultants are responsible for protecting the Corporation's assets and managers are specifically responsible for establishing and maintaining appropriate internal controls to safeguard the Corporation's assets against loss from unauthorized use or disposition.

12.

The books and records of the Corporation must reflect in reasonable detail all of its business transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of the Corporation must be recorded as necessary to maintain accountability for them. All business transactions must be properly authorized and transactions must be supported by materially accurate documentation in reasonable detail and recorded properly.

13.

No information may be concealed from the Corporation's external auditors, the board of directors of the Corporation or any committee of the board of directors of the Corporation. In addition, it is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the Corporation's financial statements.

14.

Certain of the Corporation's records, reports, papers, devices, processes, plans, methods and apparatus are considered by the Corporation to be confidential information, and directors, officers, employees and consultants are prohibited from revealing such matters except as may be allowed under the Corporation's Disclosure Policy. Confidential information includes, but is not limited to, technical information, results, observations, analyses, compilations, evaluations, assessments, business or commercial data or plans and investor related data. The term "confidential information" relates to the underlying nature of the information, covering both oral and written information, and is independent of the medium on which the information is stored. It thus covers information stored on paper, various magnetic media, computer, microfiche or any other medium.

15.

During the course of employment in the case of employees, the term of the consulting contract with the Corporation in the case of consultants and during their term as directors or officers in the case of directors and officers of the Corporation and for a period of one year thereafter, directors, officers, employees and consultants shall not use for their own financial gain or disclose for the use of others, confidential information, obtained as a result of their position with the Corporation.

16.

As a publicly traded entity, the Corporation has an obligation to comply with the rules relating to disclosure of material information under the relevant Canadian and American securities legislation and the rules, policies and guidance of the OTCBB.

17.

In accordance with the Corporation's disclosure obligations, all financial communications and reports must contain full, accurate and timely manner. All directors, officers, employees and consultants who are responsible for the preparation of the Corporation's public disclosure, or who provide information as part of the process, have a responsibility to ensure that such disclosure is prepared and information is provided honestly, accurately and in compliance with the various disclosure controls and procedures.

18.

Any director, officer, employee or consultant in possession of material information must not disclose such information before its public disclosure and must take steps to ensure that the Corporation complies with its timely disclosure obligations.

19.

Speculation in business, shares and other securities, land or other ventures of any kind on the basis of confidential information obtained in the course of a director's, officer's, employee's or consultant's duties with the Corporation is prohibited. This includes but is not limited to shares or securities of any company which the Corporation is evaluating or is studying as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Corporation.

20.

It is the responsibility of every director, officer, employee and consultant to bring to the attention of the Corporation knowledge of any situation which might adversely affect the Corporation's reputation. All directors, officers, employees and consultants are encouraged to report, verbally, or in writing any evidence of improper practice of which they are aware. As used here, the term "improper practice" means any illegal, fraudulent, dishonest, unsafe, negligent or otherwise unethical action by a director, officer, employee or consultant.

21.

The Corporation and the Corporation's directors, officers, employees and consultants shall comply with copyright law and any other laws applicable to the use of computer software, hardware and related materials, as well as with any and all contracts entered into by the Corporation with suppliers or licensers of computer software, hardware and related materials.

22.

Any waiver of this Code for directors or officers may be made only by the board of directors and will be promptly disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code will be disclosed as required by law. Waivers in respect of employers or consultants may be given by the President and Chief Executive Officer who shall report any waivers given to the board of directors at its next meeting.

All directors, officers, employees and consultants are responsible for abiding by this Code. This includes individuals responsible for the failure to exercise proper supervision and to detect and report a violation by their subordinates. Violations of this Code will result in the Corporation taking effective remedial action commensurate with the severity of the violation. This action may include disciplinary measures up to and including termination in the case of a director, employee or officer or termination of the consulting contract in the case of a consultant and, if warranted, legal proceedings. If determined appropriate, a matter may be referred to the appropriate authorities.

This Code of Conduct has been approved by the board of directors of the Corporation.

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

Corporate governance relates to the activities of our Board who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board and who are charged with our ongoing management. Our Board encourages sound corporate governance practices designed to promote our well being and on-going development, having always as its ultimate objective the best long-term interests of us and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board is of the view that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the TSX.

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